UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41310

ZENTEK LTD.
(Translation of registrant's name into English)

1123 York Road
Guelph, Ontario N1E 6Z1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: August 10, 2026	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated August 10, 2026